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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                            Commission File Number 0-12744

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

For Period Ended: July 2, 1999

/  / Transition Report on Form 10-K
/  / Transition Report on Form 20-F
/  / Transition Report on Form 11-K
/  / Transition Report on Form 10-Q
/  / Transition Report on Form N-SAR
For the Transition Period Ended:________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________

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PART I -- REGISTRANT INFORMATION

Full name of registrant:                  Sunrise Medical, Inc.

Former name if applicable:                RichMed, Inc.

Address of principal executive office     2832 Faraday Avenue
(Street and Number)                       Suite 200

City, state and zip code:                 Carlsbad, California 92008

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file timely its Annual Report on Form 10-K without unreasonable effort or expense and seeks relief pursuant to Rule 12b-25(b) of the Exchange Act because it is in the process of finalizing an amendment to its credit agreement that will affect the presentation of its financial information in its Annual Report on Form 10-K. The Registrant will require additional time to prepare financial information reflecting the amendment.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steven A. Jaye                          (760)             930-1500
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(Name)                               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                               /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                               / / Yes  /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Sunrise Medical, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  September 27, 1999                     By     /s/ Steven A. Jaye
                                                 Name:  Steven A. Jaye
                                                 Title: Senior Vice President
                                                        and General Counsel